Mail Stop 3561
							March 24, 2006


James A. Gheyle, President
Jackson Ventures, Inc.
Suite 310, 2174 York Avenue
Vancouver, British Columbia, Canada, V6K 1C3


Re:	Jackson Ventures, Inc.
               Registration Statement on Form SB-2
               Filed March 17, 2006
	   File No. 333-132549

Dear Mr. Gheyle:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.















Comments

According to public documents filed with the Commission, Alan Whittingham, one of Jackson Ventures` directors, was a director of Fortune Partners, Inc., a SEC registrant now known as Power Air Corp.
Fortune Partners filed a selling shareholder registration statement on Form SB-2 in December 2004, which became effective in April 2005.
Fortune Partners, approximately four months after going effective on its Form SB-2 registration statement, filed a current report with the
Commission disclosing an agreement to acquire a private operating company in a reverse merger.

In its Form SB-2 registration statement, Fortune Partners
described
itself as a mineral exploration company. Jackson Ventures also describes itself as a mineral exploration company, and its business
plan is substantially similar to Fortune Partners` plan.   Mr.
Thomas
Deutsch, who represents Jackson Ventures, also represented Fortune Partners as counsel. Jackson Ventures` Form SB-2 covers a selling shareholder offering, as did Fortune Partners`. Several of the selling shareholders in the Fortune Partners` registration statement also appear as selling shareholders in Jackson Ventures`
registration
statement or appear related to selling shareholders in Jackson
Ventures` registration statement.   Mr. James Gheyle, Jackson
Ventures` president, also was a large selling shareholder in Fortune
Partners.

a.	Please disclose the relationships among the Jackson Ventures selling shareholders who also were selling shareholders or are related to selling shareholders in Fortune Partners` registration statement. Further, please tell us the contacts, including the names of individuals participating in those contacts, leading to the investment in Jackson Ventures by those Fortune Partners selling shareholders. In this regard, please describe the activities of Mr.
Deutsch.

b.	Given the similarities and connections between Fortune
Partners
and Jackson Ventures and Fortune Partners` reverse merger activities, please revise the Jackson Ventures` registration statement to comply with Rule 419. If you do not believe Rule 419 applies to Jackson Ventures` offering, please add disclosure to the Form SB-2 prospectus explaining why Jackson Ventures` is not a blank check company within the meaning of













Rule 419. In this regard, disclose the history of Fortune Partners including its reverse merger shortly following effectiveness of its
Form SB-2, the various connections and similarities between Fortune
Partners and Jackson Ventures and why the reverse merger activities conducted by Fortune Partners are not indicative of the proposed activities of Jackson Ventures.

c.	Please revise Mr. Whittingham`s business experience
description
to disclose his position with Fortune Partners.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and









* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Goldie B. Walker, Financial Analyst, at
(202)
551-3234 or me at  (202) 551-3790 with any questions.

						Sincerely,



								John D. Reynolds
								Assistant Director



cc:	Thomas J. Deutsch, Esq.
            Lang Michener LLP
           1500 Royal Centre, 1055 West Georgia Street
           Vancouver, British Columbia, Canada, V6E 4N7

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James A. Gheyle, President
Jackson Ventures, Inc.
March 24, 2006
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